August 20, 2014

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn S. McHale

Re:	LendingClub Corporation

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-196371

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-54752

Ladies and Gentlemen:

This letter is being furnished by LendingClub Corporation (the “Company”) in response to comments contained in the letter dated August 15, 2014 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Jason Altieri, General Counsel of the Company, with respect to the Company’s Registration Statement No. 333-196371 on Form S-1, as amended (the “Registration Statement”) that has been filed with the Commission.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to those referenced in any headings or Staff comments, which correspond to the Registration Statement. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses. Additional copies of this letter are also enclosed for Ms. Kathryn McHale and Ms. Erin Purnell of the Commission.

As discussed with the Staff, the Company plans to submit a request to the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Registration Statement be withdrawn effective as of the date of the request. In addition, the Company will file a Form 10-K/A for the Annual report for the period ended December 31, 2013 (the “2013 10-K/A”) and anticipates that it will file new registration statement on Form S-3ASR related to the issuance of member payment dependent notes (the “S-3 Registration Statement”).

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

Registration Statement on Form S-1

About the Loan Platform

Standard Program: Credit Criteria and Underwriting, page 30

1.   We note your response to comment 5 of our letter dated June 26, 2014. Please expand your analysis as to why “the elements of the model, their weighting and the model’s sophistication and complexity would not provide information that a reasonable investor would need in making an investment decision.” Your response should focus solely on why the information is not material to investors rather than on the risk of competitive harm to the company.

The credit algorithm utilized by the Company uses over 50 credit and other attributes to decision any one loan application. An example of some of the attributes utilized in a sub-routine of the algorithm and their description include:

Attribute Code	Code Description

s114	Number of de-duped inquiries in past 6 months (excluding auto and mortgage inquiries)

bc103	Average of the open credit card trade utilizations verified in past 12 months

BC21_tuon	Months since most recent bankcard account opened

RE34_tuon	Revolving Balance

desired_amnt	Applicant’s desired loan amount

rt34s	Utilization for open retail trades verified in past 12 months

Derived Attributes

delta_agg5_1_12	agg507-agg512

avg_agg5_24mon	Average over (agg507 -- agg524)

delta_aggbcu_1_6	agg507/agg608-agg508/agg609

ratio_agg1_1_6	(agg101-agg106)/agg107

pct_nonmortbal	(mean(of agg101-agg114)-mean(of agg113-agg120))/mean(of agg117-agg124)

rbal_damt_ratio	RE33_tuon/Desired_amnt

In order to arrive at a loan grade, first derived attributes are determined from the applicable credit report. Then each attribute is converted into a value that represents the attribute’s stand-alone risk value. For example,

IF [Attribute] is NULL THEN = 0.000000

ELSE IF [Attribute] < 0 THEN = 0.256945

ELSE IF [Attribute] < 1 THEN = 0.245696

ELSE IF [Attribute] < 2 THEN = 0.139071

ELSE IF [Attribute] < 3 THEN = -0.144652

ELSE IF [Attribute] < 5 THEN = -0.310239

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

ELSE IF [Attribute] < 7 THEN = -0.563160

ELSE IF [Attribute] >= 7 THEN = -1.126791

ELSE = 0

Each risk value is itself based upon a retro-analysis for the attribute based on historical data of the Company and data provided by the credit bureau as to similar borrowers. Once every attribute has a risk value, the “logodds” or the natural logarithm of the odds of success, of these values is determined and then the probability of success score is calculated by the following calculation: 1/(1+exp(logodds)). This process occurs across multiple nested algorithms that are assessing over 50 attributes to ultimately determine the ultimate loan grade (A1 to G5) shown to an investor.

Given the complexity of these multiple, nested calculations, the number of attributes used and their meanings, the non-obvious nature of the elements used in these calculations (for example, that Attribute <2 has a risk value of 0.139071 while Attribute-2 < 2 has a negative risk value of 0.310239), and the complex mathematical nature of these algorithms, the Company believes that providing this information would overwhelm and confuse the vast majority of investors and not provide any material information to such investor’s investment decision that is not better represented by the ultimate loan grade.

Business Growth and Strategy, page 80

2.   We note that you have started a pilot program “focused on loans to small businesses with loan amounts between $15,000 to $100,000, fixed interest rates and maturities between one and five years.” Please include more detail with regard to this pilot program including:

We would like to clarify that the Company is not issuing Notes in relation to small business loans and that no securities are being offered publicly in relation to these loans. We also added a Q&A to the S-3 Registration Statement as follows:

Q: Can I invest in small business loans or Custom Program Loans through this prospectus by purchasing Notes?

A: No. Small business loans and Custom Program Loans are only available through private transactions with accredited investors and are not available through this prospectus and the purchase of Notes.

a.   how these Notes are distinguished on your platform from Notes corresponding to individual borrowers;

Loans for small business are not available to the public, including purchasers of notes, and are not presented on the platform or otherwise made publicly available.

b.   whether these Notes are available to all investors (retail investors, Institutional Investors, and Accredited Investors);

Because this is a pilot program, small business loans are only made available in private transactions to a selected group of institutional investors. All but one of these investors acquire the entire asset from the Company.

c.   how you evaluate risk and assign a Grade to these Notes;

Risk grades are assigned pursuant to a propriety risk algorithm that was developed for the specific purpose of assessing these specific borrowers.

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

d.   what information do investors receive regarding the businesses—please provide an example of a loan listing;

As the ability to purchase small business loans is done privately, the investors have had an opportunity to see estimated default rates on the loan grades enabled under the small business loan program. There are no loan listings similar to the standard loan program. Instead, investors can see grade, rate and term for each loan in addition to the previously disclosed expected default rates. Loans are allocated to each participating investor randomly. As noted above, investments in small business loans are not offered to the public, rather only to accredited institutions in private transactions.

e.   whether these Notes have been included on the 424s you have filed since March; and

As stated above, investments in the small business loans are not publicly available through the registration statement and as such are not included in the any of the prospectus supplements filed under Rule 424.

f.   whether you intend to provide separate data with regard to business default rates and returns for these Notes.

As small business loans are not publicly available through notes, we do not currently intend to provide separate data as to the small business loans’ default rates and returns.

3.   In addition, please provide your analysis as to why these small businesses are not co- issuers as contemplated by Rule 140 of the Securities Act of 1933.

The Company believes that Rule 140 is inapplicable to the small business loan pilot program for the following reasons:

•	Substantially all of these loans are acquired through the purchase of the underlying asset and not through the acquisition of a security and as such the Company believes that such borrowers are not co-issuers as there is no back-to-back transaction in securities as required under Rule 140.

•

While there is one (1) accredited investor that invests in small business loans through a trust certificate, the Company believes that this transaction is not subject to Rule 140 as the trust certificate is not a security under First Bank of Boston Mortgage Securities Corporation, SEC No-Action Letter (Oct. 6, 1987). In First Bank, trust certificates that were backed by mortgage loans were found not to be a security but to represent the mortgage loans themselves and therefore not subject to Rule 140. This structure and treatment is consistent with the trust certificates held by the small business loan investor. Trust certificates are treated as the ownership of the underlying loans as evidenced by the certificate holder being issued a 1099-INT for interest earned as an owner of the loan and not a 1099-OID which represents an indirect interest in a loan and is the tax treatment of personal loans made available by the Company and for which Rule 140 is applicable. Given the

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

trust certificate’s structure, tax treatment and the Staff’s conclusion in First Bank, the Company believes that the small business applicants and their guarantors are not co-issuers under Rule 140 as any transactions between a certificate holder and the small business applicants are back-to-back transactions in instruments on contracts not constituting securities.

•	In addition, the Company believes that the small business loans are not “securities” and thus are not subject to Rule 140. Under Reves v. Ernst & Young (494 U.S. 56 1990), a promissory note may be considered a “security” specifically where the use of the proceeds are “…to finance substantial investments” (Reves 494 U.S. at 66). Pursuant to the Company’s small business program, the loan applications are generally made for the purpose of replacing unsecured credit card debt, which is substantially similar to the typical use case of the Company’s consumer loan program. Furthermore, the relatively small loan amounts of up to $100,000 for terms from 1-5 years stand in stark contrast to true small business loans. The average small business loan size is approximately $940,000 for terms over one year (http://www.federalreserve.gov/releases/e2/current), which places these pilot loans outside of the purview of a loan to “finance substantial investments.” In addition, the application and credit decisioning under the pilot program is based upon the credit quality of the entity applicant and an individual guarantor. While the financial statements of the entity applicant are required in the process, these financials generally are simplistic in form, usually on a cash, not accrual, basis and are unaudited and often not in conformity with GAAP. Most importantly, the entity’s application will be declined, regardless of its credit quality, if the individual guarantor does not meet the strict credit requirements of the small business program, which credit requirements are similar to the Company’s personal loan program. To further highlight the similarity to personal loans, small business loans to sole proprietorships are treated under the pilot program as consumer loans for all disclosure purposes. Lastly, upon default of these loans, the assets of the entity are not subject to recourse and instead the obligation becomes that of the individual guarantor. Based upon the foregoing elements of the pilot program’s loans, including the critical role played by the individual guarantor in the credit decision and default resolution, and applying the “family resemblance” test under Reves to the consumer loans currently made available through the Company (replacement of unsecured credit card debt, individual’s credit attributes as a key decisioning element, assets of the individual ultimately at risk, etc.), including personal loans for use in a small business, the Company believes that these loans are not “securities” for purposes of Rule 140 and as such the applicants are not co-issuers as there is no back-to-back issuance of securities.

Custom Program Loans, page 81

4.   We note your response to comment 6 of our letter dated June 26, 2014. Please describe how the Custom Program Loans are allocated to investors, including how the investors are solicited and how the loans are distributed.

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

The custom program was originally created at the request of a specific, large accredited, institutional investor that has extensive experience in originating and holding loans of the type that failed to meet the credit criteria of the standard loan program. Once the custom program was established, sophisticated investors that we have had prior relationships with have sought to participate in the program. Loans in the custom program only consist of a limited number of grades and two terms, 36 and 60 months. Loans that meet the custom program requirements are allocated among all participants in a manner specifically negotiated among the parties whereby each participant is allocated an equal number of loans based upon term and rate and to the extent of available capital for each party.

5.   We note your response to comment 9 of our letter dated June 26, 2014. Please provide more information regarding timing, specifically, when investors who purchase whole loans enter into the standard purchase agreements.

Investors who seek to purchase whole loans may enter into a purchase agreement at any time after discussions and negotiations with the Company. These agreements are executed at various times through a quarter and are similar to standard asset purchase agreements. These agreements do not provide that the investor gets a “first look” at loans or has the right or obligation to purchase any specific amount of loans. In fact, for substantially all of these agreements, the Company has the right to restrict, upon 30 days’ notice, the amount of loans that an investor may purchase in order to make sure that sufficient inventory is available for other platform participants. The Company agrees to repurchase any loan that meets the same verified ID theft requirement applicable to investors through the prospectus for standard program notes.

6.   We note your response to comment 10 of our letter dated June 26, 2014. Please expand your analysis as to why you are not required to integrate the private issuances into the public offering of the notes pursuant to Release No. 33-8828. In particular, the Release instructs companies and counsel to analyze whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement by considering how investors became interested in the private offering and how the investors were solicited.

As noted by the Staff, the Company submitted in its July 23 letter that the public offering of notes and the private offerings of certificates and funds should not be integrated because (1) LC Trust I (Trust) and LendingClub Corporation are separate and distinct issuers and (2) an analysis of the elements of the five factor test discussed in Release No. 33-8828 does not support integrating the private offerings of certificates and limited partnership interests with the public offering of notes.

The Division of Corporation Finance’s (Division) Compliance and Disclosure Interpretation (CD&I) 139.5 directs issuers to analyze concurrent registered and exempt offerings using the framework set out in Release No. 33-8828, specifically how the investors in the private offering were solicited.

In that CD&I, the Division also notes that under appropriate circumstances, there can be a side-by-side public and private offering under Securities Act Section 4(2) or the Securities

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

Act Rule 506 safe harbor, where, such as is the case here, the private offering does not meet the fact patterns set forth in the Division’s Black Box and Squadron, Ellenoff no-action letters or under the Division’s so-called “Macy’s” position.

In addition to the reasons previously submitted in our July 23 letter, the Company respectfully submits that it is not required to integrate the private offerings into the public offerings of the notes for the following reasons.

Fund and certificate investors that have been solicited by the Company for an investment in the private offerings either became interested through direct contact by the Company outside of the public offering effort or have a substantive, pre-existing relationship with the Company.

We have a dedicated institutional investor group of professionals who source, solicit, close and maintain relationships with private investors. Their sourcing and solicitation efforts typically involve contacting high net worth and institutional investors through industry and relationship channels, which do not cross into the Note offering. The size, sophistication and business’ needs of these private investors necessitates a high-touch relationship that does not overlap with the typical note investor relationship. We believe this difference has important implications for both sides of the integration analysis: On the investor side, we believe there is little to no overlap between the public and private offering pools of investors. Note investors typically desire a more “hands on” approach in investing where they review each listing, analyze titles and undertake other more qualitative assessments of a listing to enable them to direct and control all aspects of the investment. Holders of certificates or fund interests are looking to efficiently deploy significant amounts of capital based on broad investment strategies optimized to meet return rates and minimize cash drag in their accounts. These differing behaviors are brought into stark relief when account size is reviewed. Note accounts are on average $20,000 while certificate/fund holders’ accounts average approximately $6.7 million, which excludes the funds managed by the Company. Therefore, there is no incentive from the Company’s view to solicit or seek private offering investors through the note offering, and we believe, little interest in prospective or actual note investors in the private offerings. We also receive significant private investor interest through substantive pre-existing relationships. Many of the Company’s existing institutional investors in the private offerings consistently re-invest, increasing their investment allocations and inquiring about their ability to participate in new product offerings such as small business loans or expanded product offerings such as the custom program loans.

We believe that fund and certificate investors that were not solicited by the Company came to the Company either through a general awareness of our business model or through referrals from existing private customers.

We devote significant resources to promoting our brand and there is significant general interest in our innovative business model. We have been featured in numerous news publications, on television and in other media describing our business and marketplace model. We therefore enjoy a high level of public interest in and awareness of our business and marketplace model generally and, we believe, correspondingly significant inbound, unsolicited interest on both the borrower and investor side as a result of this general awareness and not as a result of the note

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

offering. Existing private investors, including our board of directors, refer prospective private investors who contact our private investor group on an unsolicited basis.

Public policy and investor protection considerations lead to the conclusion that the offerings should not be integrated.

As a matter of public policy, the integration doctrine seeks to prevent an issuer from improperly avoiding registration by artificially dividing a single offering into multiple offerings such that Securities Act exemptions would apply to the multiple offerings that would not be available for the combined offering. The corollary in this case would be an issuer seeking to avoid the expense and time of registering a private offering while conducting a public offering.

We have no such situation here. On the contrary, the Company has incurred significant expense and time in establishing the trust, the funds, LC Advisors and the associated compliance and legal infrastructure, as well as the institutional employees dedicated to this aspect of our business. The private offerings are made to a set of investors who have business, structural and tax needs that the note offering is unable to accommodate. We do not solicit and there would be little business value in, soliciting note investors for these private offerings.

These private investors also have higher appetites for risk and untested products that the Company feels would be inappropriate for retail investors who may not appreciate or tolerate higher risks and new products. It is for that reason that the Company has undertaken the time and expense to establish our private offering infrastructure to preclude the offering of any of these more risky ventures to note investors. Specifically as noted in this response, certain certificate holders may invest in custom program loans or small business loans, neither of which is described in detail in the note offering and which further demonstrates that the note offering cannot be used to solicit investors in certificates or funds. We devote significant resources to ensuring that our private offerings and related infrastructure are in compliance with all applicable rules and regulations.

7.   In your response to comment 10 of our letter dated June 26, 2014, you state that the Certificates are not disclosed on the company’s website and are only made available to accredited investors or qualified purchasers. Please explain this statement in light of your disclosure in response to comment 11 of our letter dated June 26, 2014 that all standard program loans are available to all investors. In your response, please explain the interaction with the company, the notes, the trust and investors. Provide a chart showing the relationships.

As stated, investors can, to the extent they qualify, opt to invest in standard program loans through notes, certificates or by purchasing the entire loan. To clarify for the Staff, it is only possible to purchase notes through the Company’s website. The purchase of whole loans or the investment in a certificate or purchase of a loan is not an option available through the Company’s website and are instead conducted in private transactions. The statement that “all standard program loans are available to all investors” was stated to emphasize the open marketplace listings on the Company’s website and that there is no “first look” or “cherry picking” of loans to make them available to specific investment channels. Standard program loans themselves are available for any party to review and assess but the purchase of the loan itself or investment through a

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

certificate is not a transaction that any investor can undertake on the website. Please see the chart provided as Exhibit A with this response as requested.

8.   In addition, please contrast the purchasing and ownership experience of an accredited investor holding a Certificate with a retail investor holding a Note.

In response to the Staff’s comment, the Company informs the Staff that the ownership and purchasing experience of an accredited investor holding a certificate is markedly different than that of a retail investor holding a note.

The notes are marketed though the Company’s prospectus with additional information made available on the Company’s website to the general population. Investors who are looking to purchase notes come onto the Company’s website and can view all of the standard program loans available for investment. After executing a standard investor agreement and other non-negotiable agreements an investor can select specific loans that meet their individual investment criteria and then purchase notes corresponding to these specific loans. After issuance of a note, an investor can log into their account summary on the Lending Club website to review their ownership information and associated returns on a note by note basis and see what the loan status is as to any note and underlying loan. Note investors can then use this loan status information to further inform and refine their investment approach on an iterative basis to meet their current risk profile.

In contrast, certificates are not disclosed on the Company’s website and are only made available to accredited investors or qualified purchasers through a separate offering and are not generally available to the public. Investors interested in purchasing certificates can find out more information by contacting LC Advisors, LLC, a subsidiary of the Company and a registered investment advisor (LCA). Generally certificate holders are pooled investment vehicles (funds) that present broad investment strategies to potential investors in the pooled vehicle and not focused individualized investment strategies as is the case with note investors. Pooled-vehicle investors are looking to deploy significant amounts of capital as efficiently as possible and not revisit the Company’s website on a daily basis to deploy their capital. For individual certificate holders, they enter into an advisory agreement with LCA and then provide their own investment strategy that is generally far less specific than self-directed investors in notes and then direct LCA to effect these transactions. In both cases, the certificate holders receive more generalized, portfolio view, statements from the LCA custodian than the statement received by the self-directed note holders from the Company. As a result of this portfolio presentation method, certificate holders, whether a pooled vehicle or otherwise, are not iterating on their investment strategy like note holders and instead are focused upon the net portfolio returns and not the performance of any single loan/note. Moreover, investors seeking to purchase a certificate must speak to representatives of LCA and then review and execute separate offering documents, including subscription agreements, investor questionnaires, etc.

Given these differences in purchasing and ownership described above, the Company respectfully submits to the Staff that the experiences of a self-directed investor holding notes and an accredited investor holding a certificate are markedly differently.

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

9.   We note your response to comment 11 of our letter dated June 26, 2014 where you refer to “potentially a technical violation of Section 5” in connection with the filing of 424 prospectus supplements that include Notes in excess of the amount you have registered. The staff continues to consider this response and may have further comment.

The Company looks forward to discussing this matter. The Company would also like to supplement its prior response.

The Company understands the Staff’s concern over the imbalance of offers versus registered amount. A solution to this imbalance issue would have been for the Company to register an amount significantly in excess of what could be sold in the 3 year life of the shelf to accommodate the excess amounts offered. The Company believes that this cushion would have been substantial given: (i) the unique circumstances of the Company’s business where loans may be offered for investment and subsequently removed by the Company or the applicant at any time prior to the corresponding securities issuance, (ii) the Company cannot preclude loan applicants from applying without violating consumer lending laws and (iii) the Company’s focus on equal access to all standard program loans (regardless of investment channel) which requires that all standard program loans be listed even if they are not invested in through the issuance of notes. If the Company had registered this excess amount to compensate for the large number of offers and satisfy the Staff’s concerns regarding the imbalance, the Company believes it could have arguably violated Rule 415(a)(2) as it would not have had any reasonable expectation of issuing such securities within two years from effectiveness at the time of registration.

Furthermore, as the offer and sale of any note is subject to the issuance of a final 424 that confirms that the loan listing was not withdrawn by the applicant or removed by the Company, the Company believes that the preliminary 424s are conditional offers and not offers. Investors are aware that any listing may be withdrawn or removed and that upon such an event no sale can be consummated and the commitment of investor funds will be released. While the investor has committed funds to the potential issuance of a note under the listing 424s, this commitment is only to comply with the Company’s standard minimum account funding requirements as to the possible offer and sale of the note (“[a]t the time you commit to purchase a Note you must have sufficient funds in your account with LendingClub…” Company Investor Agreement). Until the final 424 is issued, at no point has the investor actually paid any consideration to the Company for the note. Given the unique nature of the Company’s model and the uncertainty as to whether any loan listing will result in a final 424 and the fact that no investor has paid any consideration to the Company for the note up until such time, the Company believes that these listings are not offers.

Transactions with Related Persons, page 96

10.   Revise your disclosure in the second paragraph to represent, if true, that the purchases made by related parties were conducted on terms and conditions that were not more favorable than those obtained by investors not related to LendingClub.

In response to the Staff’s comment, the Company has placed the related party transaction disclosure and the revised language noted by the Staff in its comment (“…terms and

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

conditions…not more favorable than those obtained by investors not related to LendingClub”) in its 2013 10-K/A to be filed in connection with this response letter.

Principal Securityholders, page 100

11.   Revise to provide beneficial ownership information that is current as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the beneficial ownership information to reflect information as of June 30, 2014 and placed such information in its 2013 10-K/A to be filed in connection with this response letter.

Exhibit 5.1

12.   We note your response to comment 14 of our letter dated June 26, 2014 and reissue with respect to subsection (b) of that comment. It does not appear that you have made the requested changes.

In response to the Staff’s comment, the Company will include as exhibit 5.01 to its S-3 Registration Statement, filed pursuant to General Instruction I.D. of Form S-3.

Form 10-K for the Year Ended December 31, 2013

Item 11. Executive Compensation

Summary Compensation Table, page 68

13.   We note your response to comment 17 of our letter dated June 26, 2014. The Financial Reporting Manual and Regulation S-X do not apply to disclosure required by Regulation S-K. Therefore, we do not agree that nine months qualifies as a full fiscal year for purposes of Item 402 of Regulation S-K. Please file an amended 10-K with the requested revisions.

In response to the Staff’s comment, the Company has revised the Summary Compensation Table in Item 11. Executive Compensation of the 2013 10-K/A to include compensation for the period ended April 1, 2011 to March 31, 2012.

14.   We note your response to comment 18 of our letter dated June 26, 2014. Since your executive compensation disclosure for fiscal year 2012 included numerous errors, please explain (1) why you did not amend the inaccurate disclosure and (2) how you concluded that your disclosure controls and procedures were effective for the relevant periods.

In completing the Company’s annual report on Form 10-K for the year ended December 31, 2013 (“2013 10-K”), the Company discovered errors in the amounts disclosed for the value of options granted to the named executive officers in Item 11—Executive Compensation (Item 11) in the Company’s annual report for the nine month period ended

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

December 31, 2012 (“2012 10-K”). As this error was discovered during the preparation of the 2013 10-K, the Company believed it was appropriately correcting the disclosure error through the filing of its 2013 10-K with the corrected information for the nine month period ended December 31, 2012 and as such an amendment of the 2012 10-K was not necessary. The Company evaluated its disclosure for fiscal year 2013 and concluded that the Company had a deficiency related to the disclosure of stock based compensation. Based on a quantitative and qualitative assessment, the Company concluded that this deficiency did not rise to a level of a material weakness and therefore did not believe that its disclosure controls and procedures were ineffective at that time.

The Company again reviewed Item 11 as part of updating this information to include the additional fiscal year as requested by the Staff and we noted that the amounts reported under the “option awards” column for the nine month period ended December 31, 2012 for Renaud Laplanche, Carrie Dolan and Scott Sanborn were overstated and should have been $813,738, $325,495, and $406,869, respectively, rather than $1,390,000, $556,000, and $695,000, respectively. This error was the result of the Company using the stock options’ exercise prices as opposed to grant date fair values to populate these amounts. We are correcting this information in our Form 10-K/A to be filed in response to the Staff’s comment. This issue did not affect the amounts recorded as stock based compensation in our financial statements for the fiscal years ended March 31, 2012 or December 31, 2013, or the nine-month period ended December 31, 2012 prepared in accordance with generally accepted accounting principles. Based on the foregoing and on the Company’s qualitative review of the misstatements in the disclosures, we concluded and continue to believe that the deficiency is not a material weakness. The Company has subsequently instituted additional controls and procedures, including the hiring of additional accounting personnel with experience in such disclosure requirements, to remediate this deficiency.

United States Securities and Exchange Commission

Division of Corporate Finance

August 20, 2014

If you any questions, further comments or require additional information relating to the foregoing, please telephone the undersigned at (415) 632-5600.

Sincerely,

/s/ Jason Altieri
Jason Altieri
General Counsel
LendingClub Corporation

Enclosures

cc:	Renaud Leplanche (LendingClub Corporation)

Borrower Web Bank Loan $ Loan $ Notes $ Loan $ $ Independent Trustee LC Trust Public Investors Private Investors EXHIBIT A